                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                         Cablevision Systems Corporation
                         -------------------------------
                                (Name of Issuer)

       Cablevision NY Group Class A Common Stock, par value $.01 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)

             Cablevision NY Group Class A Common Stock: 12686C-10-9
       -----------------------------------------------------------------
                                 (CUSIP Number)

                                  June 30, 2004
                         -------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.    NAME OF REPORTING PERSON                                  Charles F. Dolan

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                  Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

  NUMBER OF             7.    SOLE VOTING POWER                       30,843,657
   SHARES
BENEFICIALLY
  OWNED BY              8.    SHARED VOTING POWER                      7,128,643
    EACH
  REPORTING
 PERSON WITH            9.    SOLE DISPOSITIVE POWER                  30,843,657


                       10.    SHARED DISPOSITIVE POWER                 7,128,643

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    37,972,300

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   14.8%

14.   TYPE OF REPORTING PERSON                                                IN

*Excludes 30,684,187 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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1.    NAME OF REPORTING PERSON                  Helen A. Dolan, individually and
                                                  as a Trustee of the Charles F.
                                                         Dolan 2001 Family Trust

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                                00- See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

  NUMBER OF             7.    SOLE VOTING POWER                                0
   SHARES
BENEFICIALLY            8.    SHARED VOTING POWER                     37,972,300
  OWNED BY
    EACH
  REPORTING             9.    SOLE DISPOSITIVE POWER                           0
 PERSON WITH
                       10.    SHARED DISPOSITIVE POWER                37,972,300

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    37,972,300

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   14.8%

14.   TYPE OF REPORTING PERSON                                                IN

*Excludes 30,684,187 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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1.    NAME OF REPORTING PERSON               James L. Dolan, individually and as
                                               a Trustee of the D.C. James Trust
                                                  and the CFD Trust No. 6 and as
                                              Trustee of the Marissa Waller 1989
                                             Trust, the Charles Dolan 1989 Trust
                                                   and the Ryan Dolan 1989 Trust
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                  Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

  NUMBER OF             7.    SOLE VOTING POWER                        1,144,753
   SHARES
BENEFICIALLY            8.    SHARED VOTING POWER                      3,731,220
  OWNED BY
    EACH                9.    SOLE DISPOSITIVE POWER                   1,144,753
  REPORTING
 PERSON WITH           10.    SHARED DISPOSITIVE POWER                 3,731,220

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     4,875,973

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    2.2%

14.   TYPE OF REPORTING PERSON                                                IN

*Excludes 63,135,066 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON                 Thomas C. Dolan, individually and
                                                 as a Trustee of the D.C. Thomas
                                                   Trust and the CFD Trust No. 5

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

  NUMBER OF             7.    SOLE VOTING POWER                          186,754
   SHARES
BENEFICIALLY            8.    SHARED VOTING POWER                      3,707,834
  OWNED BY
    EACH                9.    SOLE DISPOSITIVE POWER                     186,754
  REPORTING
 PERSON WITH           10.    SHARED DISPOSITIVE POWER                 3,707,834

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     3,894,588

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    1.7%

14.   TYPE OF REPORTING PERSON                                                IN

*Excludes 63,316,947 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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1.    NAME OF REPORTING PERSON             Patrick F. Dolan, individually and as
                                             a Trustee of the D.C. Patrick Trust
                                                  and the CFD Trust No. 4 and as
                                                  Trustee of the Tara Dolan 1989
                                                                           Trust

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

  NUMBER OF             7.    SOLE VOTING POWER                          166,540
   SHARES
BENEFICIALLY            8.    SHARED VOTING POWER                      3,544,063
  OWNED BY
    EACH                9.    SOLE DISPOSITIVE POWER                     166,540
  REPORTING
 PERSON WITH           10.    SHARED DISPOSITIVE POWER                 3,544,063

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     3,710,603

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    1.7%

14.   TYPE OF REPORTING PERSON                                                IN

*Excludes 63,420,091 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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1.    NAME OF REPORTING PERSON               Kathleen M. Dolan, individually and
                                           as a Trustee of the Dolan Descendants
                                           Trust, the Dolan Grandchildren Trust,
                                               the Dolan Spouse Trust, the Dolan
                                                Progeny Trust, the D.C. Kathleen
                                                   Trust and the CFD Trust No. 1

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

  NUMBER OF             7.    SOLE VOTING POWER                            6,381
   SHARES
BENEFICIALLY            8.    SHARED VOTING POWER                     11,739,849
  OWNED BY
    EACH                9.    SOLE DISPOSITIVE POWER                       6,381
  REPORTING
 PERSON WITH           10.    SHARED DISPOSITIVE POWER                11,739,849

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    11,746,230

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    5.1%

14.   TYPE OF REPORTING PERSON                                                IN

*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 55,284,932 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON                Marianne Dolan Weber, individually
                                                   and as a Trustee of the Dolan
                                                    Descendants Trust, the Dolan
                                                  Grandchildren Trust, the Dolan
                                                 Spouse Trust, the Dolan Progeny
                                          Trust, the D.C. Marianne Trust and the
                                                                 CFD Trust No. 3

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

  NUMBER OF             7.    SOLE VOTING POWER                            6,381
   SHARES
BENEFICIALLY            8.    SHARED VOTING POWER                     11,627,133
  OWNED BY
    EACH                9.    SOLE DISPOSITIVE POWER                       6,381
  REPORTING
 PERSON WITH           10.    SHARED DISPOSITIVE POWER                11,627,133

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    11,633,514

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    5.0%

14.   TYPE OF REPORTING PERSON                                                IN

*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 55,397,648 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON                         Deborah A. Dolan-Sweeney,
                                            individually and as a Trustee of the
                                              Dolan Descendants Trust, the Dolan
                                                  Grandchildren Trust, the Dolan
                                                 Spouse Trust, the Dolan Progeny
                                           Trust, the D.C. Deborah Trust and the
                                                                 CFD Trust No. 2
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                  Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

  NUMBER OF             7.    SOLE VOTING POWER                            6,381
   SHARES
BENEFICIALLY            8.    SHARED VOTING POWER                     11,825,303
  OWNED BY
    EACH                9.    SOLE DISPOSITIVE POWER                       6,381
  REPORTING
 PERSON WITH           10.    SHARED DISPOSITIVE POWER                11,825,303

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    11,831,684

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    5.1%

14.   TYPE OF REPORTING PERSON                                                IN

*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 55,284,932 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON            Lawrence J. Dolan, as a Trustee of the
                                              Charles F. Dolan 2001 Family Trust

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

  NUMBER OF             7.    SOLE VOTING POWER                                0
   SHARES
BENEFICIALLY            8.    SHARED VOTING POWER                      5,913,196
  OWNED BY
    EACH                9.    SOLE DISPOSITIVE POWER                           0
  REPORTING
 PERSON WITH           10.    SHARED DISPOSITIVE POWER                 5,913,196

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     5,913,196

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    2.6%

14.   TYPE OF REPORTING PERSON                                                IN

*Excludes 61,175,585 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON          Paul J. Dolan, as a Trustee of the Dolan
                                                    Descendants Trust, the Dolan
                                           Grandchildren Trust, the Dolan Spouse
                                             Trust, the Dolan Progeny Trust, the
                                             D.C. Kathleen Trust, the D.C. James
                                          Trust, the CFD Trust No. 1 and the CFD
                                          Trust No. 6, and as Trustee of the CFD
                                                                       Trust #10

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

  NUMBER OF             7.    SOLE VOTING POWER                          620,018
   SHARES
BENEFICIALLY            8.    SHARED VOTING POWER                     15,458,212
  OWNED BY
    EACH                9.    SOLE DISPOSITIVE POWER                     620,018
  REPORTING
 PERSON WITH           10.    SHARED DISPOSITIVE POWER                15,458,212

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    16,078,230

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    6.8%

14.   TYPE OF REPORTING PERSON                                                IN

*Excludes the 51,074,131 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON             Matthew J. Dolan, as a Trustee of the
                                            D.C. Marianne Trust, the D.C. Thomas
                                          Trust, the CFD Trust No. 3 and the CFD
                                                                     Trust No. 5
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                  Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

  NUMBER OF             7.    SOLE VOTING POWER                                0
   SHARES
BENEFICIALLY            8.    SHARED VOTING POWER                      7,271,492
  OWNED BY
    EACH                9.    SOLE DISPOSITIVE POWER                           0
  REPORTING
 PERSON WITH           10.    SHARED DISPOSITIVE POWER                 7,271,492

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     7,271,492

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    3.2%

14.   TYPE OF REPORTING PERSON                                                IN

*Excludes 59,753,739 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON           Mary S. Dolan, as a Trustee of the D.C.
                                          Deborah Trust, the D.C. Patrick Trust,
                                           the CFD Trust No. 2 and the CFD Trust
                                                                           No. 4

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

  NUMBER OF             7.    SOLE VOTING POWER                                0
   SHARES
BENEFICIALLY            8.    SHARED VOTING POWER                      7,239,924
  OWNED BY
    EACH                9.    SOLE DISPOSITIVE POWER                           0
  REPORTING
 PERSON WITH           10.    SHARED DISPOSITIVE POWER                 7,239,924

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     7,239,924

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    3.2%

14.   TYPE OF REPORTING PERSON                                                IN

*Excludes 59,804,794 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON                                  Dolan Family LLC

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)     11-3519521

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

  NUMBER OF             7.    SOLE VOTING POWER                                0
   SHARES
BENEFICIALLY            8.    SHARED VOTING POWER                              0
  OWNED BY
    EACH                9.    SOLE DISPOSITIVE POWER                           0
  REPORTING
 PERSON WITH           10.    SHARED DISPOSITIVE POWER                 7,977,325

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     7,977,325

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    3.5%

14.   TYPE OF REPORTING PERSON                                                OO

*Excludes 59,047,456 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which the Reporting Person disclaims beneficial ownership.

                         Amendment No. 2 to Schedule 13D

            The Schedule 13D (the "Schedule") filed jointly by the individuals (in their individual capacity and/or as trustee or co-trustee of the trusts listed on the signature pages hereto) and the entity listed on the signature pages hereto (the "Group Members") on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004 is hereby amended and supplemented as set forth below in this Amendment No. 2 to the Schedule. Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Schedule.

ITEM 2      IDENTITY AND BACKGROUND

            The disclosure in the first paragraph of Item 2 is hereby amended and restated to read in its entirety as follows:

            "(a) The names of Group Members are: Charles F. Dolan; Helen A. Dolan, individually and as a Trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Trust"); James L. Dolan, individually and as a Trustee of the D.C. James Trust and the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust; Thomas C. Dolan, individually and as a Trustee of the D.C. Thomas Trust and the CFD Trust No. 5; Patrick F. Dolan, individually and as a Trustee of the D.C. Patrick Trust and the CFD Trust No. 4 and as Trustee of the Tara Dolan 1989 Trust; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the "Family Trusts"), the D.C. Kathleen Trust and the CFD Trust No. 1; Marianne Dolan Weber, individually and as a Trustee of each of the Family Trusts, the D.C. Marianne Trust and the CFD Trust No. 3; Deborah A. Dolan-Sweeney, individually and as a Trustee of each of the Family Trusts, the D.C. Deborah Trust and the CFD Trust No. 2; Lawrence J. Dolan, as a Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust #10; Matthew J. Dolan as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware."

            The disclosure in Item 2 is hereby amended by deleting the penultimate paragraph of clause (c) of Item 2 in its entirety.

ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The disclosure in Item 3 is amended to add a new paragraph immediately following the ninth paragraph to read in its entirety as follows:

            "On April 28, 2004, James L. Dolan used $76,496.27 of personal funds to exercise options to purchase 116,568 shares of Class A Common Stock, Thomas C. Dolan used $20,997.54 received upon exercise of Stock Appreciation Rights to exercise options to purchase 3,190 shares of Class A Common Stock and Deborah Dolan-Sweeney's spouse used $20,997.54 of personal funds to exercise options to purchase 3,190 shares of Class A Common Stock. On April 30, 2004, Patrick Dolan used $35,698.42 received upon exercise of Stock Appreciation Rights to exercise options to purchase 5,424 shares of Class A Common Stock."

            The disclosure in the eleventh (now twelfth) paragraph of Item 3 is hereby amended and restated to read in its entirety as follows:

            "Except as otherwise set forth above, Thomas C. Dolan acquired beneficial ownership of all remaining shares reported as beneficially owned by him through gifts, grants under compensation plans of the Issuer, and as a result of his appointment as a co-trustee of certain family trusts."

            The disclosure in the twentieth (now twenty-first) paragraph of Item 3 is hereby amended by deleting the paragraph in its entirety.

ITEM 4      PURPOSE OF TRANSACTION

            The disclosure in Item 4 is hereby amended and supplemented by adding, after the ninth paragraph of such disclosure, the following:

            "On June 30, 2004, Charles F. Dolan terminated his Sales Plan. No sales were effected pursuant to the Sales Plan."

ITEM 5      INTEREST IN SECURITIES OF THE ISSUER

            The disclosure in Item 5 is hereby amended and restated to read in its entirety as follows:

            "(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 70,187,976 shares of Class A Common Stock as a result of their beneficial ownership of (i) 3,163,195 shares of Class A Common Stock (including 1,054,887 shares of restricted stock and options to purchase 539,608 shares of Class A Common Stock that are exercisable within 60 days of the date of this filing), and (ii) 67,024,781 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 24.4% of the shares of Class A Common Stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 67,036,781 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

            Charles F. Dolan may be deemed to beneficially own an aggregate of 37,972,300 shares of Class A Common Stock, including (i) 1,548,372 shares of Class A Common Stock (including 250,000 shares of restricted stock), (ii) options to purchase 83,334 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 36,340,594 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 14.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 352,259 shares of Class A Common Stock (including 250,000 shares of restricted stock and options to purchase 83,334 shares of Class A Common Stock that are exercisable within 60 days of this report) owned of record personally and 30,491,398 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally, (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,215,447 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 64,000 shares of Class A Common Stock owned of record by the 2001 Trust and 5,849,196 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of 1,215,447 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 64,000 shares of Class A Common Stock owned of record by the 2001 Trust and 5,849,196 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Helen A. Dolan may be deemed to beneficially own an aggregate of 37,972,300 shares of Class A Common Stock, including (i) 1,548,372 shares of Class A Common Stock (including 250,000 shares of restricted stock), (ii) options to purchase 83,334 shares of

            Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 36,340,594 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 14.8% of the shares of Class A Common Stock currently outstanding. Helen
            A. Dolan holds no Issuer securities directly. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 1,215,447 shares of Class A Common Stock owned of record by the Dolan Family Foundation,
            (b) 352,259 shares of Class A Common Stock (including 250,000 shares of restricted stock and options to purchase 83,334 shares of Class A Common Stock exercisable within 60 days of this report) owned of record by Charles F. Dolan personally and 30,491,398 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by Charles F. Dolan personally, and (c) 64,000 shares of Class A Common Stock owned of record by the 2001 Trust and 5,849,196 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. Helen A. Dolan disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            James L. Dolan may be deemed to beneficially own an aggregate of 4,875,973 shares of Class A Common Stock, including (i) 703,502 shares of Class A Common Stock (including 630,494 shares of restricted stock), (ii) options to purchase 282,756 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 3,889,715 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,144,753 shares of Class A Common Stock (including 72,849 shares of Class A Common Stock owned of record personally, 615,982 shares of restricted stock owned of record personally, 159 shares of Class A Common Stock held as custodian for a minor child, options to purchase 273,882 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, owned of record personally, and an aggregate of 181,881 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Marissa Waller 1989 Trust), and
            (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 23,386 shares of Class A Common Stock (including 14,512 shares of restricted stock and options to purchase 8,874 shares of Class A Common Stock that are exercisable within 60 days of the date of this report) owned of record by his spouse, and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC James Trust and the CFD Trust No. 6. He disclaims beneficial ownership of 159 shares of Class A Common Stock held as custodian for a minor child, 23,386 shares of Class A Common Stock (including 14,512 shares of restricted stock and options to purchase 8,874 shares of Class A Common Stock that are exercisable within 60 days of the date of this report) owned of record by his spouse and an aggregate of 3,889,715 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust, the Marissa Waller 1989 Trust, the DC James Trust and the CFD Trust No. 6, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Thomas C. Dolan may be deemed to beneficially own an aggregate of 3,894,588 shares of Class A Common Stock, including (i) 96,993 shares of Class A Common Stock (including 87,422 shares of restricted stock), (ii) options to purchase 89,761 shares of

            Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 186,754 shares of Class A Common Stock (including 9,571 shares of Class A Common Stock, 87,422 shares of restricted stock and options to purchase 89,761 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, in each case owned of record personally), and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Thomas Trust and the CFD Trust No. 5. He disclaims beneficial ownership of 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned by the DC Thomas Trust and the CFD Trust No. 5, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Patrick F. Dolan may be deemed to beneficially own an aggregate of 3,710,603 shares of Class A Common Stock, including (i) 45,783 shares of Class A Common Stock (including 28,334 shares of restricted stock), (ii) options to purchase 60,130 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 3,604,690 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 166,540 shares of Class A Common Stock (including 17,449 shares of Class A Common Stock owned of record personally, 28,334 shares of restricted stock, options to purchase 60,130 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and 60,627 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Tara Dolan 1989 Trust), and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Patrick Trust and the CFD Trust No. 4. He disclaims beneficial ownership of an aggregate of 3,604,690 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Tara Dolan 1989 Trust, the DC Patrick Trust and the CFD Trust No. 4, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Kathleen M. Dolan may be deemed to beneficially own an aggregate of 11,746,230 shares of Class A Common Stock, including (i) 6,381 shares of Class A Common Stock, and (ii) 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 5.1% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and
            (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Kathleen Trust and the CFD Trust No. 1. She disclaims beneficial ownership of 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Kathleen Trust and the CFD

            Trust No. 1 and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Marianne Dolan Weber may be deemed to beneficially own an aggregate of 11,633,514 shares of Class A Common Stock, including (i) 6,381 shares of Class A Common Stock, and (ii) 11,627,133 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 5.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and
            (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 11,627,133 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Marianne Trust and the CFD Trust No. 3. She disclaims beneficial ownership of 11,627,133 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, DC Marianne Trust and the CFD Trust No. 3, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 11,831,684 shares of Class A Common Stock, including
            (i) 68,208 shares of Class A Common Stock (including 58,637 shares of restricted stock), (ii) options to purchase 23,627 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 5.1% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 85,454 shares of Class A Common Stock (including 58,637 shares of restricted stock and options to purchase 23,627 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, owned of record by her spouse) and 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Deborah Trust and the CFD Trust No. 2. She disclaims beneficial ownership of the 85,454 shares of Class A Common Stock (including 58,637 shares of restricted stock and options to purchase 23,627 shares of Class A Common Stock that are exercisable within 60 days) owned of record by her spouse, and 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Deborah Trust and the CFD Trust No. 2, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Lawrence J. Dolan may be deemed to beneficially own an aggregate of 5,913,196 shares of Class A Common Stock, including 64,000 shares of Class A Common Stock and 5,849,196 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.6% of the shares of Class A Common Stock currently outstanding. Lawrence
            J. Dolan holds no Issuer securities directly. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 64,000 shares of Class A Common Stock owned of record by the 2001 Trust and 5,849,196 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Paul J. Dolan may be deemed to beneficially own an aggregate of 16,078,230 shares of Class A Common Stock, including (i) 127,580 shares of Class A Common Stock, and (ii) 15,950,650 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 620,018 shares of Class A Common Stock, including 9,336 shares of Class A Common Stock held as custodian for minor children, 107,715 shares of Class A Common Stock owned of record by the CFD Trust #10, and 502,967 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD Trust #10, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 10,529 shares of Class A Common Stock owned jointly with his spouse, and an aggregate of 15,447,683 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust No. 1 and the CFD Trust No. 6. He disclaims beneficial ownership of the 9,336 shares of Class A Common Stock held as custodian for minor children, the 107,715 shares of Class A Common Stock and 502,967 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD Trust #10, and an aggregate of 15,447,683 shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Matthew J. Dolan may be deemed to beneficially own an aggregate of 7,271,492 shares of Class A Common Stock, including (i) 450 shares of Class A Common Stock and (ii) 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,271,492 shares of Class A Common Stock, including 450 shares of Class A Common Stock owned jointly with his son, and an aggregate of 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5. He disclaims beneficial ownership of an aggregate of 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Mary S. Dolan may be deemed to beneficially own an aggregate of 7,239,924 shares of Class A Common Stock, including (i) 19,937 shares of Class A Common Stock and (ii) 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,239,924 shares of Class A Common Stock, including 19,937 shares of Class A Common Stock owned jointly with her spouse and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Deborah

            Trust, DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No.
            4. She disclaims beneficial ownership of an aggregate of 7,219,987 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Dolan Family LLC may be deemed to beneficially own an aggregate of 7,977,325 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.5% of the shares of Class A Common Stock currently outstanding. Dolan Family LLC has no power to vote or direct the vote and may be deemed to share the power to dispose of or to direct the disposition of the shares of Class B Common Stock it holds. See Exhibit A.

            (c) Since the most recent Amendment to the Schedule 13D filed on April 9, 2004, the following transactions in the Issuers Securities have been effected by Group Members.

            On April 28, 2004, James L. Dolan exercised options to purchase 116,468 shares of Class A Common Stock and acquired the underlying shares. The exercise price of 43,468 of these options was $2.6102 per share and the exercise price of the remaining 73,000 options was $8.9457 per share.

            On April 28, 2004, Thomas C. Dolan exercised options to purchase 3,190 shares of Class A Common Stock and acquired the underlying shares. The exercise price of 1,190 of these options was $2.6102 per share and the exercise price of the remaining 2,000 options was $8.9457 per share. Thomas C. Dolan also exercised tandem Stock Appreciation Rights ("SARs") for cash in the amount of $19.2298 per right for 1,190 SARs and $12.8943 per right for the remaining 2,000 SARs (based on a Class A Common Stock price of $21.84 per share).

            On April 28, 2004, Deborah Dolan-Sweeney's spouse exercised options to purchase 3,190 shares of Class A Common Stock and acquired the underlying shares. The exercise price of 1,190 of these options was $2.6102 and the exercise price of the remaining 2,000 options was $8.9457. Deborah A. Dolan-Sweeney may be deemed to have shared voting and dispositive power over the securities held by her spouse. She disclaims beneficial ownership of the securities owned of record by her spouse and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

            On April 28, 2004, the trustees of the 2001 Trust converted 68,000 shares of the Class B Common Stock held in the 2001 Trust into an equal number of shares of Class A Common Stock. Helen A. Dolan and Lawrence Dolan have shared voting and dispositive power over the shares held by the 2001 Trust as co-trustees and Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust as the spouse of Helen A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the beneficial owner of such securities.

            On April 30, 2004, Patrick Dolan exercised options to purchase 5,424 shares of Class A Common Stock and acquired the underlying shares. The exercise price of 3,400 options was $8.9457 per share and the exercise price of the remaining 2,024 options was $2.6102 per share. Patrick Dolan also exercised tandem SARs for cash in the amount of $12.8943 per right for 3,400 of the SARs and $19.2298 per SAR for the remaining 2,024 SARs (based on a Class A common Stock price of $21.84 per share).

            On May 1, 2004, the trustees of the 2001 Trust sold 16,000 shares of Class A Common Stock held in the 2001 Trust at a price of $22.06 per share. This sale was made by a broker pursuant to the Sales Plan entered into for by the 2001 Family Trust for the benefit of Kathleen M. Dolan. Helen A. Dolan and Lawrence Dolan have shared voting and dispositive power over the shares held by the 2001 Trust as co-trustees and Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust as the spouse of Helen A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the beneficial owner of such securities.

            On June 1, 2004, the trustees of the 2001 Trust converted 16,000 shares of the Class B Common Stock held in the 2001 Trust into an equal number of shares of Class A Common Stock. Helen A. Dolan and Lawrence Dolan have shared voting and dispositive power over the shares held by the 2001 Trust as co-trustees and Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust as the spouse of Helen A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the beneficial owner of such securities.

            On June 1, 2004, James L. Dolan sold 49,100 shares of Class A Common Stock for $21.45 per share and 900 shares of Class A Common Stock for $21.60 per share.

            On June 15, 2004, the trustees of the 2001 Trust sold 16,000 shares of Class A Common Stock held in the 2001 Trust at a price of $22.04 per share. This sale was made by a broker pursuant to the Sales Plan entered into for by the 2001 Family Trust for the benefit of Kathleen M. Dolan. Helen A. Dolan and Lawrence Dolan have shared voting and dispositive power over the shares held by the 2001 Trust as co-trustees and Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust as the spouse of Helen A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the beneficial owner of such securities.

            On June 29, 2004, the trustees of the 2001 Trust converted 12,000 shares of the Class B Common Stock held in the 2001 Trust into an equal number of shares of Class A Common Stock. Helen A. Dolan and Lawrence Dolan have shared voting and dispositive power over the shares held by the 2001 Trust as co-trustees and Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust as the spouse of Helen A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is the beneficial owner of such securities.

            On June 30, 2004, John A. MacPherson ceased to be a trustee of the CFD Trust No. 1, CFD Trust No. 2, CFD Trust No. 3, CFD Trust No. 4, CFD Trust No. 5 and CFD Trust No. 6. As a result, he ceased to be a Group Member and a beneficial owner of the 10,380,845 shares of Class B Common Stock held by the CFD Trusts Nos. 1 through 6.

            On June 30, 2004, Kathleen M. Dolan and Paul J. Dolan became trustees of the CFD Trust No. 1; Deborah A. Dolan-Sweeney and Mary Dolan became trustees of the CFD Trust No. 2; Marianne Dolan Weber and Matthew Dolan became trustees of the CFD Trust No. 3; Patrick F. Dolan and Mary Dolan became trustees of the CFD Trust No. 4; Thomas
            C. Dolan and Matthew Dolan became trustees of the CFD Trust No. 5; and James L. Dolan and Paul J. Dolan became trustees of the CFD Trust No. 6. Each of these persons may be deemed to have shared voting and dispositive power over the shares held by the trust or trusts of which he or she is a co-trustee. Each of Kathleen M. Dolan and Paul J. Dolan disclaims beneficial ownership of the securities owned of record by the CFD Trust No. 1; each of Deborah A. Dolan-Sweeney and Mary Dolan disclaims beneficial ownership of the securities owned of record by the CFD Trust No. 2; each of Marianne Dolan Weber and Matthew Dolan disclaims beneficial ownership of the securities owned of record by the CFD Trust No. 3; each of Patrick
            F. Dolan and Mary Dolan disclaims beneficial ownership of the securities owned of record by the CFD Trust No. 4; each of Thomas C. Dolan and Matthew Dolan disclaims beneficial ownership of the securities owned of record by the CFD Trust No. 5; each of James L. Dolan and Paul

            J. Dolan disclaims beneficial ownership of the securities owned of record by the CFD Trust No. 6; and this report shall not be deemed that any of these persons is the beneficial owner of such securities.

            (d) See Item 6 regarding the agreement dated November 3, 1999 between Dolan Family LLC and Bear Stearns International Limited, as amended. Also, see Exhibit A.

            (e) On June 30, 2004, John A. MacPherson ceased to be a trustee of the CFD Trust No. 1, CFD Trust No. 2, CFD Trust No. 3, CFD Trust No. 4, CFD Trust No. 5 and CFD Trust No. 6. As a result, he ceased to be a Group Member and a beneficial owner of the 10,380,845 shares of Class B Common Stock held by the CFD Trusts Nos. 1 through 6."

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            The disclosure in Item 6 is hereby amended and supplemented by adding the following:

            As described in Item 4, on June 30, 2004 Charles F. Dolan terminated his Sales Plan.

ITEM 7      MATERIAL TO BE FILED AS EXHIBITS

The disclosure in Item 7 is hereby amended by amending and restating Exhibit A to read in its entirety as Exhibit A attached hereto.

The disclosure in Item 7 is hereby amended by deleting Exhibit 9: Sales Plan, dated April 7, 2004, between Charles F. Dolan and Bear, Stearns & Co. Inc.

SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 30, 2004

                                        CHARLES F. DOLAN

                                        By:                   *
                                           -------------------------------------
                                        HELEN A. DOLAN, individually and as a
                                        Trustee of the Charles F. Dolan 2001
                                        Family Trust

                                        By:                   *
                                           -------------------------------------
                                        JAMES L. DOLAN, individually and as a
                                        Trustee of the D.C. James Trust, the CFD
                                        Trust No. 6, the Marissa Waller 1989
                                        Trust, the Charles Dolan 1989 Trust and
                                        the Ryan Dolan 1989 Trust

                                        By: /s/ James L. Dolan
                                           -------------------------------------
                                        THOMAS C. DOLAN, individually and as a
                                        Trustee of the D.C. Thomas Trust and the
                                        CFD Trust No. 5

                                        By: /s/ Thomas C. Dolan
                                           -------------------------------------
                                        PATRICK F. DOLAN, individually and as a
                                        Trustee of the D.C. Patrick Trust, the
                                        CFD Trust No. 4 and the Tara Dolan 1989
                                        Trust

                                        By:                    *
                                           -------------------------------------
                                        KATHLEEN M. DOLAN, individually and as a
                                        Trustee for Dolan Descendants Trust,
                                        Dolan Progeny Trust, Dolan Grandchildren
                                        Trust, Dolan Spouse Trust, the D.C.
                                        Kathleen Trust and the CFD Trust No. 1

                                        By:                    *
                                           -------------------------------------

                                        MARIANNE DOLAN WEBER, individually and
                                        as a Trustee for Dolan Descendants
                                        Trust, Dolan Progeny Trust, Dolan
                                        Grandchildren Trust, Dolan Spouse Trust, the D.C. Marianne Trust and the CFD Trust No. 3

                                        By:                    *
                                           -------------------------------------
                                        DEBORAH A. DOLAN-SWEENEY, individually
                                        and as a Trustee for Dolan Descendants
                                        Trust, Dolan Progeny Trust, Dolan
                                        Grandchildren Trust, Dolan Spouse Trust,
                                        the D.C. Deborah Trust and the CFD
                                        Trust No. 2

                                        By:                    *
                                           -------------------------------------
                                        LAWRENCE J. DOLAN, as a Trustee of the
                                        Charles F. Dolan 2001 Family Trust

                                        By:                    *
                                           -------------------------------------
                                        PAUL J. DOLAN, as a Trustee for Dolan
                                        Descendants Trust, Dolan Progeny Trust,
                                        Dolan Grandchildren Trust, Dolan Spouse
                                        Trust, the D.C. Kathleen Trust, the D.C.
                                        James Trust, the CFD Trust No. 1 and the
                                        CFD Trust No. 6 and as Trustee of the
                                        CFD Trust #10

                                        By:                    *
                                           -------------------------------------
                                        MATTHEW J. DOLAN, as a Trustee of the
                                        D.C. Marianne Trust, the D.C. Thomas
                                        Trust, CFD Trust No. 3 and CFD
                                        Trust No. 5

                                        By:                    *
                                           -------------------------------------
                                        MARY S. DOLAN, as a Trustee of the D.C.
                                        Deborah Trust, the D.C. Patrick Trust,
                                        the CFD Trust No. 2 and the CFD
                                        Trust No. 4

                                        By:                    *
                                           -------------------------------------
                                        DOLAN FAMILY LLC

                                        By:                    *
                                           -------------------------------------

* By: /s/ William A. Frewin, Jr.
      -----------------------------
      As Attorney-in-Fact